Exhibit 12 .1
RATIOS OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Accretion and Dividends

						Year-to-Date
	Fiscal Year Ended December 31,					Period Ended
	2005	2006	2007	2008	2009	October 2, 2010

Loss before noncontrolling interest, equity income (loss), (impairment) recovery of equity investment and income tax benefit	$(18,511)	$(28,013)	$(18,772)	$(237,054)	$(118,505)	$(57,711)
Fixed charges:
Interest portion of operating lease (A)	223	340	383	677	846	606
Debt interest (B)	2,526	6,434	4,395	16,401	30,661	29,865

Total fixed charges	$2,749	$6,774	$4,778	$17,078	$31,507	$30,471

Loss before noncontrolling interest, equity income (loss), (impairment) recovery of equity investment and income tax benefit plus fixed charges	$(15,762)	$(21,589)	$(14,977)	$(227,503)	$(89,667)	$(28,103)

Accretion and dividends on preferred stock	$—	$—	$—	$—	$—	$—

Total fixed charges and preferred accretion and dividends	2,749	6,774	4,778	17,078	31,507	30,471

Ratio of earnings to fixed charges and accretion and dividends on preferred stock	(C )	(C )	(C )	(C )	(C )	(C )

Supplemental Information:

Additional earnings required to achieve 1:1 ratio of earnings to fixed charges and accretion and dividends on preferred stock	$18,511	$28,363	$19,755	$244,581	$121,174	$58,574

(A)	Represents an approximate interest factor of 1/3 of operating rentals

(B)	Includes interest capitalized

(C)	Earnings are inadequate to cover fixed charges and preferred accretion and dividends; additional earnings required presented in supplemental information in above table